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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69697

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sixth Street BD, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, 34th Floor
(No. and Street)

10106

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Wanek   (415) 486-5958
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

2323 Ross Avenue, Suite 1400	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Daniel Wanek _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sixth Street BD, LLC _____ , as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

Financial Operations Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of MARIN

Subscribed and sworn to (or affirmed) before me on this
26 day of FEB, 20 21,
by DANIEL WANEK,
proved to me on the basis of satisfactory evidence to be
the person(s) who appeared before me.

_____ NOTARY PUBLIC
Signature (Notary seal)



Sixth Street BD, LLC

Financial Statement
(with Report of Independent
Registered Public Accounting
Firm)
December 31, 2020



Table of Contents



KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of the Members
Sixth Street BD, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sixth Street BD, LLC (formerly known as TSSP BD, LLC) (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

Dallas, Texas
February 26, 2021

		December 31, 2020
ASSETS		
Cash	$	100,000
Other assets		1,865
Total assets	$	101,865
LIABILITIES AND MEMBERS' EQUITY		
Due to affiliate	$	1,865
Total liabilities		1,865
Members' equity		100,000
Total liabilities and members' equity	$	101,865

See accompanying notes to financial statement

(1)   Organization and Business Description

Sixth Street BD, LLC (the "Company"), f/k/a TSSP BD, LLC, is a Delaware limited liability company organized on January 26, 2015. The Company is owned by two members – Sixth Street Partners Management Company, L.P., f/k/a TPG Special Situations Partners Management Company, L.P., and Sixth Street Partners II Management Company, L.P., f/k/a TPG Special Situations Partners II Management Company, L.P. (collectively, the "Members"). The Members' liability for the debts of the Company or any of its losses is limited to the amount of the Member's capital contributions. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). On October 19, 2020 TPG Holdings II Sub, L.P. contributed its entire right, title and interest in the Company to Sixth Street Partners Management Company, L.P.

The Company engages in the private placements of securities. The securities that the Company offers consist of investment fund securities issued by certain private equity funds and other funds that the Company's Members and affiliates manage individually or through their principals and other nonaffiliated funds and principals.

The Company does not, directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4, carry accounts of or for customers, and does not carry PAB accounts (as defined in Rule 15c3-3). The Company has no possession or control obligations under SEC Rule 15c3-3(b) or reserve deposit obligations under SEC Rule 15c3-3(e) because its business is limited to private placement activity. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEC Rule 15c3-3. However, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company is exempt from the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

The extent of the impact of the COVID-19 pandemic on the Company's business is uncertain and difficult to predict, and operations could be impacted by guidelines and restrictions put in place by governments as well as developments in capital markets and economies worldwide. The impact of the COVID-19 pandemic on the Company's business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on the Company, which is uncertain and cannot be predicted. As of the date of issuance of this financial statement, the extent to which the COVID-19 pandemic may materially impact the Company's financial condition, liquidity, or results of operations in the future is uncertain.

On May 21, 2020, the Company changed its name from TSSP BD, LLC, to Sixth Street BD, LLC.

(2)   Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Amounts reflected in this financial statement are in U.S. dollars.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement period. Actual results could differ from those estimates.

Cash

Cash includes cash on deposit with a bank. The Company maintains its cash accounts with a highly rated commercial bank. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash, other assets and other liabilities. The carrying values of these assets and liabilities approximate fair value due to their short-term nature.

Income Taxes

In accordance with United States ("U.S.") federal income tax regulations, income taxes are not levied on a limited liability company treated as a partnership for U.S. tax purposes, but rather on the individual members. Additionally, due to the nature of the Company's activities and its organization as a limited liability company treated as a partnership for U.S. tax purposes, U.S. state income taxes are generally not imposed on the Company. Consequently, U.S. federal and U.S. state income taxes have not been reflected in the accompanying financial statement.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal and state tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740, "Income Taxes". As of December 31, 2020, the Company's federal income tax returns and state and local returns for the years 2017 through 2019 are open under the normal three-year statute of limitations and therefore subject to examination.

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense in the statement of operations. As of December 31, 2020, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

(3) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2020, the Company had net capital of $98,135 which was $93,135 in excess of its required net capital of $5,000. As of December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

(4) Related Party Transactions

The Company has an Affiliate Agreement with Sixth Street. Under the Affiliate Agreement, Sixth Street provides general administrative resources and services to the Company including employees, professional services support, facilities and related expenses, and income taxes. Additionally, under the Affiliate Agreement, Sixth Street agrees to pay expenses in connection with the Company acting as, and being registered as, a broker dealer. These fees include regulatory and professional fees billed directly to the Company for which the Company is directly liable.

The Company receives private placement fee income from Sixth Street based on its operating expenses incurred directly and under the Affiliate Agreement in an amount agreed upon by both Sixth Street and the Company.

(5) Members' Equity

The company has three authorized share classes as follows:

- Class A shares shall be entitled to distributable profits relating to fund-raising, placement and related services to funds that are part of the Sixth Street business platform.

- Class B shares shall be entitled to distributable profits relating to services provided to broker-dealers affiliated with TPG Holdings, L.P. or Brooklands Capital Strategies BD, L.P., in each case that are not part of the Sixth Street business platform.

- Class C shares shall be entitled to distributable profits relating to services provided to third parties that are not affiliated with TPG Holdings, L.P., Brooklands Capital Strategies BD, L.P. or the Sixth Street business platform.

On October 20, 2020, the operating agreement was amended and restated to modify the provision for allocating the shares among the members. Under the amended agreement, each Member's share in respect of each class may be updated from time to time to reflect the addition of new members or reallocations between existing members. The Company's books and records are then updated as necessary. At December 31, 2020, the Company's only activity to date has been associated with Class A shares.

(6) Commitments and Contingencies

In the normal course of business, the Company is subject to litigation, examinations, inquiries and investigations by various regulatory agencies. The Company is also subject to examinations by Federal and various State and local tax authorities. Such legal actions, examinations, inquiries and investigations may result in the commencement of civil or criminal lawsuits against the Company or its personnel. As of December 31, 2020, there are no actions or investigations pending, other than in the normal course of business, that are expected to have a material impact on the Company's condition or financial statement.

(7) Subsequent Events

Management has evaluated subsequent events through February 26, 2021, the date the financial statement was available to be issued, and has determined there were no subsequent events that would require recognition or disclosure in the Company's financial statement.